As filed with the Securities and Exchange Commission on February 4, 2002

                                                  Registration No. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED

                               PHARMOS CORPORATION
             (Exact name of registrant as specified in its charter)

              Nevada                                     36-3207413
   (State or other jurisdiction             (I.R.S. Employer Identification No.)
of incorporation or organization)

                         99 Wood Avenue South, Suite 301
                            Iselin, New Jersey 08830
                                 (732) 452-9556
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 GAD RIESENFELD
                         99 Wood Avenue South, Suite 301
                            Iselin, New Jersey 08830
                                 (732) 452-9556
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             ADAM D. EILENBERG, ESQ.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 17th Floor
                            New York, New York 10017

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the registration statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.| |

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------

                                                      Proposed
 Title of Each Class of Securities   Amount to be     Maximum       Amount of
 to be Registered                    Registered(1)    Aggregate     Registration
                                     (2)              Price(1)      Fee
 -------------------------------------------------------------------------------
 Common Stock, par value $.03                         $25,000,000   $2,300
  per share
 Preferred Stock
 Debt Securities
 Warrants

(1) This aggregate public offering price of the securities registered hereby will not exceed $25,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including the European Currency Unit. Such aggregate public offering price is estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

(2) This registration statement also covers such indeterminate number of shares of Common Stock, Preferred Stock and Warrants and indeterminate amounts of Debt Securities as may be issued upon conversion of, or in exchange for, any other securities registered hereunder that provide for conversion or exchange into other securities. No separate consideration will be received for the Common Stock, Debt Securities, Preferred Stock or Warrants identified in this footnote which may be issuable upon conversion of, or in exchange for, other securities.

     The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2002

PROSPECTUS
                                   $25,000,000

                               PHARMOS CORPORATION

                                  COMMON STOCK
                                 PREFERRED STOCK
                                 DEBT SECURITIES
                                    WARRANTS

     Pharmos Corporation may sell, from time to time, in one or more offerings:

          o    common stock;

          o    preferred stock;

          o    debt securities; and/or

          o    warrants.

     The total offering price of these securities, in the aggregate, will not exceed $25,000,000. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read this prospectus and any supplements carefully before you invest.

     Pharmos's common stock is traded and quoted on the Nasdaq SmallCap Market under the symbol "PARS" and on Nasdaq Europe under the symbol "PHRM." The closing price of the common stock on the Nasdaq SmallCap Market on January 31, 2002 was $2.10, and the closing price of the common stock on Nasdaq Europe on January 31, 2002 was $2.05.

     See "Risk Factors" beginning on page 6 to read about certain factors investors should consider before buying shares.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 1, 2002

                                TABLE OF CONTENTS

About This Prospectus.......................................................   3
Available Information.......................................................   3
Incorporation of Certain Documents by Reference.............................   4
Special Note Regarding Forward-Looking Information..........................   4
The Company.................................................................   5
Risk Factors................................................................   6
Use of Proceeds.............................................................  11
Business....................................................................  11
Ratio of Earnings to Fixed Charges..........................................  27
Description of Securities...................................................  28
Plan of Distribution........................................................  35
Commission's Policy on Indemnification For Securities Act Liabilities.......  37
Legal Matters...............................................................  37
Experts.....................................................................  37

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus, as supplemented or amended from time to time by Pharmos, and, if given or made, such information or representations must not be relied upon as having been authorized by Pharmos. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Pharmos since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of $25,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Available Information."

                              AVAILABLE INFORMATION

     Pharmos is subject to the informational requirements of the Exchange Act and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     Pharmos has filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the securities offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to Pharmos and the securities offered, reference is made to the registration statement. Statements contained in this prospectus or in any document incorporated by reference regarding the contents of any agreement or other document are not necessarily complete and are qualified in their entirety by reference to that agreement or document. The registration statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Pharmos with the Commission are incorporated by reference:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     o    our Current Report on Form 8-K filed on October 16, 2001;

     o    our Current Report on Form 8-K filed on January 4, 2002; and

     o the description of the common stock contained in the Registration Statement on Form 8-A dated January 30, 1984 of our predecessor, Pharmatec, Inc.

     All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities registered shall be deemed to be incorporated by reference into this prospectus from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Pharmos will furnish to each person to whom this prospectus is delivered, upon written request, a copy of any or all of the documents referred to by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference. Requests should be addressed to: Mr. Robert W. Cook, Chief Financial Officer, Pharmos Corporation, 99 Wood Avenue South, Suite 301, Iselin, New Jersey 08830.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     Certain statements in this prospectus and any prospectus supplement, and in the documents incorporated by reference, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 2B of the Exchange Act. For this purpose, any statements contained in this prospectus and any prospectus supplement, or incorporated by reference, that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Pharmos to differ materially from those indicated by forward-looking statements. These factors include those set forth under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2000 10-K and those set forth in "Risk Factors."

                                   THE COMPANY

     Pharmos Corporation is a bio-pharmaceutical company that discovers and develops novel therapeutics to treat a range of inflammatory and neurological disorders such as traumatic brain injury and stroke. We have an extensive portfolio of drug candidates under development, as well as discovery, preclinical and clinical capabilities.

     Dexanabinol, Pharmos' lead central nervous system product aimed at treating severe head trauma, is currently undergoing a pivotal Phase III clinical trial for severe traumatic brain injury in Europe. We have identified several promising new compounds for other central nervous system indications that are based upon our program of developing synthetic cannabinoid compounds that are lacking the psychotropic effects of cannabis while retaining its anti-inflammatory and neuroprotective properties. Preclinical investigations are underway for several compounds in stroke, multiple sclerosis, neuropathic pain, Parkinson's disease and Amyotrophic Lateral Sclerosis. Pharmos has also synthesized and tested a series of selective estrogen receptor modulators and is initially focusing development of these modulators in the use of charged tamoxifen derivatives in treating breast cancer.

     In October 2001, Pharmos sold all of its rights to its loteprednol etabonate (LE) ophthalmic business to Bausch & Lomb Incorporated for cash and assumption of certain ongoing obligations. The disposition had two parts, one for two products already on the market, Lotemax(R) and Alrex(R), and the second for a medication now in clinical trials, known as LET. Based on meeting certain new product milestones for LET, the proceeds of the total disposition may reach $49 million. Pharmos received $25 million in proceeds in October 2001 upon the closing of this disposition and the remaining payments of up to $24 million are subject to satisfaction of certain milestones.

     Pharmos was incorporated in the State of Nevada in 1982. The executive offices and clinical & regulatory affairs group are located at 99 Wood Avenue South, Suite 301, Iselin, NJ 08830, and the telephone number is (732) 452-9556. Pharmos leases facilities used in the operation of our research, development, pilot manufacturing and administrative activities in Rehovot, Israel.

                                  RISK FACTORS

We are at an early stage of development

     We are at an early stage of development. Dexanabinol, our lead central nervous system product aimed initially at treating severe head trauma and stroke, is currently undergoing human clinical trials in Europe for traumatic brain injury, and we hope to commence Phase III clinical trials in the United States in late 2002. Apart from an ophthalmic product in final clinical trials involving a combination of loteprednol etabonate and the anti-infective tobramycin (LET) sold to Bausch & Lomb in October 2001 in which we have a financial interest in FDA approval and successful commercialization, most of our other potential products are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing as well as lengthy regulatory approval. There can be no assurance that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any other commercially successful products.

We have a history of operating losses and expect to sustain losses in the future

     We have experienced significant operating losses since our inception. As of September 30, 2001, we had an accumulated deficit of approximately $98 million. We expect to incur operating losses over the next several years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to generate revenues and achieve profitability depends in part upon our ability, alone or with others, to successfully commercialize our approved products, to complete development of our other proposed products, to obtain required regulatory approvals and to manufacture and market our products.

We may not be able to obtain financing in the future

     Our operations to date have consumed substantial amounts of cash. The development of our technology and potential products will require a commitment of substantial funds to conduct the costly and time-consuming research necessary to develop and optimize our technology, and ultimately, to establish manufacturing and marketing capabilities. Our future capital requirements will depend on many factors, including:

o continued scientific progress in the research and development of our technology and drug programs;

o our ability to establish and maintain collaborative arrangements with others for drug development;

o    progress with preclinical and clinical trials;

o    the time and costs involved in obtaining regulatory approvals;

o the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

o    competing technological and market developments;

o    changes in our existing research relationships; and

o    effective product commercialization activities and arrangements.

     We believe that our current cash and cash equivalents, combined with research and development grants and investment income should be sufficient to fund our continuing operations through the middle of 2004. In September of 2000, we issued certain 6% convertible debentures in an aggregate principal amount of $8,000,000, of which approximately $2.6 million principal amount recently converted to equity and of which approximately $2.2 million was repaid on January 31, 2002. The balance of the principal will be come due and payable on June 30, 2003 if not converted to shares of our Common Stock prior to such date. We are also continuing to actively pursue various funding options, including equity offerings, strategic corporate alliances, business combinations and product-related research and development limited partnerships, to obtain the additional financing which we require to continue developing our products and ultimately bringing them to market. We may not be able to obtain additional financing when needed, if at all.

There are few patients available and eligible to participate in our clinical trials for dexanabinol for traumatic brain injury and we will face competition for patients for our prospective clinical trials for stroke

     Pharmos' clinical trials for dexanabinol, our central nervous system drug to treat traumatic brain injury, require the enrollment of patients very soon after they have suffered their injuries. Although we have been working with leading trauma centers, there are a very limited number of available patients who can be readily identified and who fulfill the stringent requirements for participation in clinical trials. This shortage of eligible patients may increase costs of our clinical trials and delay the introduction of this product for traumatic brain injury. Also, when we commence clinical trials of dexanabinol for stroke or other CNS conditions, we will be forced to compete for clinical sites, physicians and patients with other pharmaceutical companies conducting trials for such conditions.

We face extensive governmental regulation and any failure adequately to comply could prevent or delay product approval or cause the disallowal of our products after approval

     The U.S. Food and Drug Administration, or FDA, and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements make it difficult to estimate when dexanabinol or loteprednol etabonate in combination with tobramycin (LET), two products currently undergoing clinical trials in which we have an interest, or any of our other products in development, will be available commercially, if at all. In addition, the FDA or other comparable agencies in foreign countries may impose additional requirements in the future which could further delay or even stop the commercialization of our products in development.

     Our proprietary compounds in development require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks and possible product failures. Failure to comply with the regulations applicable to such testing may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived therefrom may be unsuitable for submission to the FDA or other regulatory agencies.

     We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain such approvals, our business may be damaged. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

     o    product recalls or seizures;

     o    injunctions;

     o    criminal prosecution;

     o    refusals to approve new products and withdrawal of existing approvals;
          and

     o    enhanced exposure to product liabilities.

We are dependent on our collaborative partner and we may need to find additional partners

     Our strategy for the development, clinical testing, manufacturing, marketing and commercialization of our products includes the use of collaborations with corporate partners, licensors, licensees and others. We currently have an agreement with Bausch & Lomb to complete the co-development of a combination of loteprednol etabonate and the anti-infective tobramycin (LET). Pharmos may be required to pay up to an additional $3.15 million towards the cost and expenses of ongoing clinical development for LET, depending upon the total cost for such development. We cannot be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is adversely affected by the absence of collaborative agreements.

Our technologies are subject to licenses and termination of the licenses would seriously harm our business

     We have a license agreement with YISSUM Research Development Company of the Hebrew University of Jerusalem relating to certain neuroprotective agents. We also have assigned to Bausch & Lomb our license agreement with Dr. Nicholas Bodor, a former vice president and director, relating to ophthalmic compounds. One of the drug products formulated from such compounds is in final clinical trials being conducted by Bausch & Lomb, and we have a financial interest in that product obtaining FDA approval and being successfully commercialized. The license agreements generally require the licensor to pay royalties on the sale of products developed from the licensed technologies, fees on revenues from sublicensees, where applicable, and the costs of filing and prosecuting patent applications. Should we or Bausch & Lomb default on the respective obligations to YISSUM or to Dr. Bodor, the licenses could terminate, which would have a material adverse effect on our operations and prospects.

The value of our research could diminish if we cannot protect or enforce our intellectual property rights adequately

     We actively pursue both domestic and foreign patent protection for our proprietary products and technologies. However, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights.

     We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees and consultants, these agreements may not successfully protect our trade secrets or other proprietary information.

We face large competitors and our limited financial and research resources may limit our ability to develop and market new products

     Many companies, both public and private, including well-known pharmaceutical companies, are marketing and are developing products to treat the central nervous system applications and ophthalmic infection indications which our products, or the products of others in which we have a financial interest, are seeking to treat. Many of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than we do. As a result, our competitors may develop additional drugs that are more effective or less costly than any drug which we may develop, and even if they do not, their superior sales and marketing capabilities may allow them to control the markets for such products despite any clinical superiority of our products.

We lack manufacturing capability

     Other than for the production of clinical trial material, we currently do not have manufacturing facilities so we rely upon the manufacturing facilities of third parties to produce our products.

We use hazardous materials in our research

     As with most other pharmaceutical companies, our research and development involves the controlled use of hazardous materials. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with the standard prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result. Although we have insurance coverage for third-party liabilities of $5 million per incident, any such liability beyond this insurance coverage could exceed our resources.

We face certain risks and are subject to certain restrictions in Israel

     A significant part of our operations is conducted in Israel through our wholly-owned subsidiary, Pharmos Ltd., and we are directly affected by economic, political and military conditions there. In addition, Pharmos Ltd. has received certain funding from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade primarily relating to our proprietary submicron emulsion technology and to dexanabinol. This funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although we believe that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, there can be no assurance that such consent, if requested, would be granted upon terms satisfactory to us or granted at all.

                                 USE OF PROCEEDS

     Except as otherwise described in the accompanying supplement to this prospectus, the net proceeds from any sale of securities will be used for general corporate purposes, research and product development activities (potentially including the acquisition of new technologies), conducting preclinical studies and clinical trials, and for the equipping of facilities. Pending application of the proceeds of a sale of securities, Pharmos intends to invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.

     The amounts actually expended by Pharmos and the purposes of such expenditures may vary significantly depending upon numerous factors, including the progress of research, drug discovery and development programs, the results of preclinical studies and clinical trials, the timing of regulatory approvals, technological advances, determinations as to the commercial potential of Pharmos' compounds and the status of competitive products. In addition, expenditures will also depend upon the establishment of collaborative research arrangements with other companies, the availability of other financing and other factors.

                                    BUSINESS

Introduction

     Pharmos Corporation is a bio-pharmaceutical company that discovers and develops novel therapeutics to treat a range of inflammatory and neurological disorders such as traumatic brain injury and stroke. Pharmos has an extensive portfolio of drug candidates under development, as well as discovery, preclinical and clinical capabilities.

     Dexanabinol, Pharmos' lead central nervous system product aimed initially at treating severe head trauma and stroke, is currently undergoing a pivotal Phase III clinical trial for severe traumatic brain injury in Europe. During 2000, Pharmos completed the Phase II testing of dexanabinol. These studies concluded that the goals of establishing the safety of dexanabinol in traumatic brain injury and the dosing parameters for the Phase III study were met, and enabled Pharmos to select the optimal dose to be used in the Phase III clinical tests. The Phase II studies revealed a trend of efficacy in the drug treated groups versus the placebo group and, within the most severely injured patients, a more than two-fold increase in the percentage of those achieving good recovery (28.0% in the dexanabinol group vs. 11.7% in the placebo group) was demonstrated. In addition, neurological recovery appeared to be accelerated in the dexanabinol treated group, such that the percentage of dexanabinol patients achieving good recovery at 1 month was significantly higher than in the placebo group.

     Pharmos has identified several promising new compounds based upon its program to develop cannabinoid compounds. Preclinical investigations are underway for compounds in stroke, multiple sclerosis, neuropathic pain and Parkinson's disease. We have also synthesized and tested a series of selective estrogen receptor modulators. The initial focus of the selective estrogen receptor modulators development program is the use of charged tamoxifen derivatives in treating breast cancer.

     On October 9, 2001, Pharmos sold all of its rights to its loteprednol etabonate (LE) ophthalmic business to Bausch & Lomb Incorporated for cash and assumption of certain ongoing obligations. The disposition had two parts, one for its two products already on the market, Lotemax and Alrex, and the second for a medication now in clinical trials, a product involving a combination of loteprednol etabonate and the antibiotic tobramycin (LET). Based on meeting certain new product milestones for LET, the proceeds of the total disposition may reach $49 million.

     Pharmos received approximately $25 million in cash for its rights to Lotemax and Alrex, prescription anti-inflammation and allergy products that are currently made and marketed by Bausch & Lomb under a 1995 Marketing Agreement with Pharmos.

     Bausch & Lomb also acquired future extensions of LE formulations including LET, a combination product currently in Phase III clinical trials, for approximately $14 million, with the actual payment price based on the date of market introduction of this new combination therapy. An additional milestone payment of up to $10 million could be paid to Pharmos to the extent sales of the new product exceed an agreed-upon forecast in the first two years. Pharmos and B&L have agreed to share in the costs of developing LET.

     Pharmos compensated Dr. Nicholas Bodor, the LE patent owner and licensor, with approximately $2.7 million from the initial proceeds of the sale of Lotemax and Alrex in return for his consent to Pharmos' assignment of its rights under the license agreement to Bausch & Lomb. Pharmos will also pay the Dr. Bodor a portion of the LET sale proceeds and a portion of Pharmos' milestone payment, if any.

Strategy

     Pharmos' business is the discovery and development of novel therapeutics to treat a range of inflammatory and neurological disorders such as traumatic brain injury and stroke. We seek to enter into collaborative relationships with established pharmaceutical companies to complete development and to commercialize its products.

     Pharmos is applying its experience in drug design, novel drug delivery technology and high through-put screening in developing products directed at several fields including: neuroprotective compounds for traumatic brain injury and stroke, non-psychotropic cannabinoids for neurological, vascular and other conditions involving inflammatory processes.

Products

Dexanabinol

     Dexanabinol is Pharmos' lead synthetic cannabinoid compound in a family of non-psychotropic cannabinoid molecules originally designed to avoid the psychotropic and sedative spectrum of cannabinometic agents, while retaining their beneficial properties as anti-emetics, anti-inflammatories and analgesic agents.

     It is now well established that the psychotropic effects of cannabinoids are mediated via stereo selective (-) preferring receptors. Dexanabinol is a (+) optical isomer and does not interact with cannabinoid receptors. It is a stereo selective, non-competitive antagonist of the NMDA receptor channel, has free radical scavenging properties, and anti-inflammatory properties (involving inhibition of TNF- [alpha] production). All of these mechanisms may be important for neuroprotection. Therefore, dexanabinol appears to have a unique modality to neuroprotection, combining three relevant mechanisms of action in a single molecule which act at different time points of the neurotoxic process in head trauma, stroke and potentially other indications.

     While head trauma and stroke are the highest priority indications for dexanabinol, its spectrum of activities has potential as an anti-inflammatory and protectant in other diseases such as neuropathic pain, multiple sclerosis, glaucoma, Parkinson's, Alzheimer's disease and glaucoma, as well as various other inflammatory conditions. Development of dexanabinol and other members of this family of compounds for these chronic indications are proceeding at the preclinical level.

     In several animal models (including closed head injury, focal and global forebrain ischemia and optic nerve crush), the drug has demonstrated significant neuroprotective activity. In these studies, a single injection of dexanabinol given after the injury resulted in a significant long-term functional improvement and an increase in neuronal survival.

     In 1996, a Phase I study of rising dose tolerance in healthy volunteers (50 subjects) showed dexanabinol to be safe and well tolerated at doses up to and including the expected therapeutic doses. Specifically, there were no hallucinations, sedation or blood pressure changes of the type reported with other glutamate antagonists. In late 1996, Pharmos commenced a Phase II study of head injured patients. This study, conducted at six medical centers in Israel on patients with severe head injury, was reviewed and approved by the American Brain Injury Consortium and the European Brain Injury Consortium.

     In 1998, Pharmos announced the results of the first two cohorts of the three cohort Phase II Clinical Study involving 67 patients. Clinical endpoints established an excellent safety profile of the drug in the treated patients. There were no unexpected adverse experiences reported for either the drug treated or placebo group. Intracranial pressure above a threshold of 25 mmHg, an important risk factor and a predictor of poor neurological outcome, was significantly reduced in the drug-treated patients through the third day of treatment, without a concomitant reduction in systolic blood pressure. The mortality rate of 10% (3/30) in the dexanabinol group compared favorably with a 13.5% rate in the placebo group (5/37). The investigators concluded that dexanabinol was shown to be safe and well tolerated in severe head trauma patients. Neurological outcomes in the study, assessed periodically up to 6 months after injury, established a strong trend of efficacy. The percentage of patients achieving Good Neurological Outcome, the highest score on the five level Glasgow Outcome Score used to assess the recovery of head trauma patients, was higher in the drug-treated group at each measurement. Among the most severely injured patients in the study, a better outcome was consistently observed among the drug treated group than among the placebo treated group. Patients received an intravenous injection of either dexanabinol or placebo within 6 hours of the injury. Demographically, all 67 patients were fairly representative of the characteristics describing severe head trauma.

     During 2000 Pharmos announced the results of the third cohort of the Phase II Clinical Study. The study concluded that the Phase II goals of establishing the safety of dexanabinol in TBI and the dosing parameters for a pivotal study were met. 101 patients were enrolled in the multi-center, double-blind, randomized Phase II study, which was carried out in six trauma centers in Israel affiliated with the American Brain Injury Consortium. Fifty-two of the patients were treated with dexanabinol at three separate doses and forty-nine received a placebo. In the third cohort, thirty-three patients received an intravenous injection of either 200 mg. of dexanabinol (N=21) or placebo (N=12) within six hours of injury. Demographically, these patients were fairly representative of the TBI population, comprising mostly young men injured in motor vehicle accidents. However, the dexanabinol and placebo groups differed with respect to several important baseline entry parameters affecting the patients' prognosis; for example, injury severity as determined by the Glasgow Coma Scale was significantly worse in the treated group than in the placebo group. In addition, the patients' CT classifications indicating the extent of the brain injury were worse in the drug-treated group compared to placebo. Predictably, the strong trend for better neurological outcome in comparison with placebo that was observed in the first two cohorts was not repeated in this cohort. Nevertheless, ICP above a threshold of 25mmHg, a major risk factor affecting the prognosis of TBI, was lower 40-70% of the time during the first days after injury in the treated group vs. the placebo group. This result was similar to those of the previous two cohorts (48mg. and 150mg. doses) reported in 1998. An analysis of patient performance on the Galveston Orientation and Amnesia Test demonstrated significantly better results in the dexanabinol treated patients at 1, 3 and 6 months follow-up compared to placebo. The Galveston Orientation and Amnesia Test is a neurological test that measures awareness of surroundings and ability to remember.

     The 6 month outcome as measured by the Glasgow Outcome Score was similar in the treated and placebo groups as a whole, a comparison of outcome within the subgroup of very severe (Glasgow Coma Scale 4-6) patients revealed a more than two-fold increase in the percentage of those achieving good recovery (28.0% in the dexanabinol group vs. 11.7% in the placebo group). In addition, neurological recovery appeared to be accelerated in the dexanabinol treated group, such that the percentage of dexanabinol patients achieving good recovery (measured by GOS) at 1 month was significantly higher than in the placebo group (17% vs. 2%, p<0.02).

     During January 2001, Pharmos announced that its international pivotal trial of dexanabinol for severe traumatic brain injury commenced in Europe. The purpose of the Phase III study is to determine the safety and efficacy of dexanabinol in severe traumatic brain injury patients. Approximately 40 centers in Europe and 30 in the U.S. are expected to participate in the study. European countries participating in the study include Belgium, Finland, France, Germany, Italy, the Netherlands and the U.K., along with Israel. Pharmos plans to begin the U.S. arm of the Phase III trial upon receipt of FDA authorization, and expects total study enrollment of about 860 patients. Pharmos is collaborating with the European Brain Injury Consortium (EBIC) and the American Brain Injury Consortium (ABIC) in a number of areas, including recruitment efforts with trauma centers.

     Combinatorial chemistry strongly supported by bioinformatics and computer modeling has been employed to generate a library of molecules with enhanced therapeutic benefits and limited side effects. Pharmos' hybrid combinatorial chemistry approach utilizes rational structural scaffolds designed by employing quantitative structure-activity relationships, computer-assisted molecular modeling based on steric and allosteric ligand-receptor interactions, and virtual computer libraries. Compound libraries are then prepared via combinatorial chemistry directed at the pharmacophores on the structural scaffolds. In contrast to conventional random stochastic chemistry, the rational approach leads to a larger percentage of synthesized compounds that demonstrate activity in screening assays and increases the potential of developing potent and selective drug candidates.

     Pharmos has identified several lead drug candidates, based upon its dexanabinol family of cannabinoid compounds for the development of novel and powerful drugs for stroke, traumatic brain injury, multiple sclerosis, neuropathic pain and neurodegenerative diseases such as Parkinson's disease. Development of these compounds are proceeding at the preclinical level.

Loteprednol Etabonate

     Lotemax and Alrex are the trade names of drug products in the form of eye drop suspensions in which the active compound is loteprednol etabonate. Loteprednol etabonate is a unique steroid, designed to act in the eye and alleviate inflammatory and allergic conditions, and is quickly hydrolyzed into a predictable inactive metabolite before it reaches the inner eye or systemic circulation. This pharmacological profile results in improved safety by avoiding the side effects related to exposure to most ocular steroids. In the eye, the most unwanted side effect of steroids is the elevation of inner ocular pressure, which can be sight threatening. While steroids, for lack of an alternative, are regularly used for severe inflammatory conditions of the eye, milder conditions, such as allergies, are preferentially treated with less effective non-steroidal agents.

     LET, a third loteprednol etabonate-based eye drug combined with the antibiotic tobramycin, is undergoing a further clinical trial before submitting the New Drug Application for Food and Drug Administration approval in order to add considerable support to Pharmos' intent to receive a broad labeling for the product upon approval, a feature that will assist its commercialization. Upon successful completion of the clinical trial, an New Drug Application is expected to be filed with the Food and Drug Administration.

     In October 2001, Pharmos sold all of its assets of its loteprednol etabonate business to Bausch & Lomb Incorporated. Pharmos retains no residual rights to Lotemax or Alrex, but is entitled to receive up to $14 million from Bausch & Lomb, based on the date of market introduction of LET, and an additional milestone payment of up to $10 million based on sales exceeding agreed-upon forecasts in the first two years following commercialization. In addition, Pharmos has agreed to pay for up to an additional $3.15 million of the ongoing clinical development costs of LET, depending upon the total developmental costs for LET.

SERM Platform

     Pharmos has developed a library of selective estrogen receptor modulators
(SERM) that have been synthesized and screened by estrogen receptor binding. So far, one derivative has been found to be potent in moderating the growth of the virulent Panc-1 tumor in nude mice and is now under investigation for its action on breast and intractable tumors such as glioblastoma multiforma. Further synthesis and screening of selective estrogen receptor modulators analogs are ongoing to identify drug candidates for the treatment of osteoporosis, cardiovascular diseases, mood and other cognitive disorders.

Competition

     The pharmaceutical industry is highly competitive. Pharmos competes with a number of pharmaceutical companies that have financial, technical and marketing resources significantly greater than those of Pharmos. Some companies with established positions in the pharmaceutical industry may be better equipped than Pharmos to develop and market products in the markets Pharmos is seeking to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with Pharmos in recruiting highly qualified scientific personnel.

     Pharmos is pursuing areas of product development in which there is a potential for extensive technological innovation. Pharmos' competitors may succeed in developing products that are more effective than those of Pharmos. Rapid technological change or developments by others may result in Pharmos' potential products becoming obsolete or non-competitive.

Collaborative Relationships

     Pharmos' commercial strategy is to develop products independently and, where appropriate, in collaboration with established pharmaceutical companies and institutions. Collaborative partners may provide financial resources, research and manufacturing capabilities and marketing infrastructure to aid in the commercialization of Pharmos' products in development and potential future products. Depending on the availability of financial, marketing and scientific resources, among other factors, Pharmos may license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit Pharmos' flexibility in pursuing alternatives for the commercialization of its products. There can be no assurance that Pharmos will establish any additional collaborative arrangements or that, if established, any such relationships will be successful.

Bausch & Lomb

     In October 2001, Pharmos transferred to Bausch & Lomb all of its rights to manufacture and market Lotemax and Alrex and the third loteprednol etabonate-based product, LET, which continues to be co-developed by Pharmos and Bausch & Lomb. Pharmos is sharing in the product's Phase III clinical trial costs, not to exceed $3.15 million, and will receive up to $14 million, based upon the date of market introduction of the product and up to an additional $10 million if actual sales during the first two years following commercialization exceed agreed-upon forecasted amounts.

Patents, Proprietary Rights and Licenses

Patents and Proprietary Rights

     Proprietary protection generally has been important in the pharmaceutical industry, and the commercial success of products incorporating Pharmos' technologies may depend, in part, upon the ability to obtain strong patent protection.

     Some of the technologies underlying Pharmos' potential products were invented or are owned by various third parties, including the Hebrew University of Jerusalem ("Hebrew University"). Pharmos is the licensee of these technologies under patents held by the applicable owner through licenses that generally remain in effect for the life of the applicable patent. Pharmos generally maintains, at its expense, U.S. and foreign patent rights with respect to both the licensed and its own technology and files and/or prosecutes the relevant patent applications in the U.S. and foreign countries. Pharmos also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop its competitive position. Pharmos' policy is to protect its technology by, among other things, filing, or requiring the applicable licensor to file, patent applications for technology that it considers important to the development of its business. Pharmos intends to file additional patent applications, when appropriate, relating to its technology, improvements to its technology and to specific products it develops. There can be no assurance that any additional patents will be issued, or if issued, that they will be of commercial benefit to Pharmos. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford.

     The patent positions of pharmaceutical firms, including Pharmos, are uncertain and involve complex factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before or after the patent is issued. Consequently, Pharmos does not know whether any of the pending patent applications underlying the licensed technology will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the U.S. are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Pharmos cannot be certain that it or its licensors, as the case may be, were the first creators of inventions covered by pending and issued patents or that it or its licensors, as the case may be, were the first to file patent applications for such inventions. Moreover, Pharmos may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Pharmos, even if the eventual outcome is favorable to Pharmos. There can be no assurance that a court of competent jurisdiction, if issued, will uphold the patents relating to the licensed technology, or that a competitor's product will be found to infringe such patents.

     Other pharmaceutical and drug delivery companies and research and academic institutions may have filed patent applications or received patents in Pharmos' fields. If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, there can be no assurance that Pharmos would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

     Pharmos also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to

Pharmos' trade secrets.

     It is Pharmos' policy to require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or advisory relationships with Pharmos. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Pharmos is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and certain consultants, the agreements provide that all inventions conceived by the individual in the course of their employment or consulting relationship shall be the exclusive property of Pharmos. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Pharmos' trade secrets in the event of unauthorized use or disclosure of such information. Pharmos' patents and licenses underlying its potential products described herein are summarized below.

     Neuroprotective Agents. Pharmos has licensed from the Hebrew University, which is the academic affiliation of the inventor, Dr. Raphael Mechoulam, patents covering novel compounds that have demonstrated certain beneficial neuropharmacological activity while appearing to be devoid of most of the deleterious effects usually associated with this class of compounds. Several patents have been designed to protect this family of compounds and their uses devised by Pharmos and the inventors. The earliest patent applications resulted in patents issued in 1989, and the most recent patents date from 2000. These patents cover dexanabinol, which is under development for the treatment of head trauma, stroke and other indications, and novel analogs.

     Site-Specific Drugs. In the general category of site-specific drugs that are active mainly in the eye and have limited systemic side effects, Pharmos has licensed several patents from Dr. Nicholas Bodor. It assigned its rights under the Bodor License to Bausch & Lomb in October 2001 in connection with its sale of its ophthalmic business. The earliest patents date from 1984 and the most recent from 1996. Some of these patents cover loteprednol etabonate-based products and its formulations.

     Selective Estrogen Receptor Modulators (SERM). Pharmos has filed patent applications in the U.S., Israel, Australia, Canada, Japan, Brazil, Korea and the European Patent Office to protect pharmaceutical compositions of tamoxifen analogs and tamoxifen methiodide. In July 1997, the U.S. Patent and Trademark Office issued a patent with claims covering the use of permanently ionic derivatives of steroid hormones and their antagonists known as tamoxifen analogs. The patent also claims novel analogs of tamoxifen and other steroid hormones and their antagonists. A second patent was issued in July 2000 claiming anti-angiogenic uses of these same compounds. Pharmos believes that these charged derivatives are superior to the parent compounds in that they are devoid of central nervous system side effects and show an overall improved pharmacological profile.

     Emulsion-based Drug Delivery Systems. In the general category of SubMicron

Emulsion (SME) technology, Pharmos licensed two patents from Hebrew University and has separately filed ten patent applications that are at different stages of prosecution. These patents and patent applications have been devised to protect a group of formulation technologies devised by Pharmos and the inventors as they relate to pharmaceutical and medicinal products. The earliest patent filings for SME technology date from 1986 and the most recent from 1996. These patents cover a broad range of improved formulations for increased bioavailability of hydrophobic drugs, to treat various diseases and disorders.

Licenses

     Pharmos is not currently the party to any license agreement, having assigned its rights as licensee of Dr. Bodor's loteprednol etabonate ophthalmic compounds to Bausch & Lomb in October 2001.

Government Regulation

     Pharmos' activities and products are significantly regulated by a number of governmental entities, especially the FDA, in the U.S. and by comparable authorities in other countries. These entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of Pharmos' potential products. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources. Many products that appear promising initially ultimately do not reach the market because they are found to be unsafe (perhaps too toxic) or to lack effectiveness, as demonstrated by testing required by government regulation during the development process. In addition, there can be no assurance that this regulatory framework will not change or that additional regulation will not arise at any stage of Pharmos' product development that may preclude or otherwise adversely affect approval, delay an application or require additional expenditures by Pharmos. Moreover, even if approval is obtained, failure to comply with present or future regulatory requirements, or new information adversely reflecting on the safety or effectiveness of the approved drug, can lead to FDA withdrawal of approval to market the product.

     The regulatory process required to be completed by the FDA before a new drug delivery system may be marketed in the U.S. depends significantly on whether the drug (which will be delivered by the drug delivery system in question) has existing approval for use and in what dosage form. If the drug is a new chemical entity that has not been approved, the process includes (i) preclinical laboratory and animal tests, (ii) an Investigational New Drug (IND) application which has become effective, (iii) adequate and well-controlled human clinical trials to establish the safety and effectiveness of the drug for its intended indication and (iv) FDA approval of a pertinent NDA. If the drug has been previously approved, the approval process is similar, except that certain toxicity tests normally required for the IND application may not be necessary. Even with previously approved drugs, additional toxicity testing may be required when the delivery form is substantially changed, or when a company does not have access to the raw data from the prior preclinical studies.

     The activities required before a pharmaceutical product may be marketed in the U.S. begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and other end points and animal studies to assess the potential safety and efficacy of the product as formulated. The FDA, under a series of regulations called the Good Laboratory Practice regulations, regulates the conduct of preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the data from these studies, requiring such studies to be replicated.

     The entire body of preclinical development work necessary to administer investigational drugs to volunteers or patients is summarized in an IND application to the FDA. FDA regulations provide that human clinical trials may begin thirty days following the submission and receipt of an IND application, unless the FDA advises otherwise or requests additional information, clarification or additional time to review the IND application; it is generally considered good practice to obtain affirmative FDA response before commencing trials. There is no assurance that the submission of an IND application will eventually allow a company to commence clinical trials. Once trials have commenced, the FDA may stop the trials, or particular types or parts of trials, by placing a "clinical hold" on such trials because of concerns about, for example, safety of the product being tested or the adequacy of the trial design. Such holds can cause substantial delay and in some cases may require abandonment of a product.

     Clinical testing involves the administration of the drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, usually a physician pursuant to an FDA-reviewed protocol. Each clinical study is conducted under the auspices of independent Institutional Review Boards (IRBs) at the institutions at which the study will be conducted. An IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.

     Phase I clinical studies are commonly performed in 20 to 40 healthy human subjects or, more rarely, in selected patients with the targeted disease or disorder. Their goal is to establish initial data about tolerance and safety of the drug in humans. Also, the first data regarding the absorption, distribution, metabolism, and excretion of the drug in humans are established.

     In Phase II human clinical studies, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in limited studies with small numbers of selected patients (50 to 200). Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level schedule and validate clinical efficacy endpoints to be used in Phase III trials. Additional safety data are also gathered from these studies.

     Phase III clinical studies consist of expanded, large scale studies of patients (200 to several thousand) with the target disease or disorder, to obtain definitive statistical evidence of the effectiveness and safety of the proposed product and dosing regimen. These studies may also include separate investigations of the effects in subpopulations of patients, such as the elderly.

     At the same time that the human clinical program is being performed, additional non-clinical (i.e., animal) studies are also being conducted. Expensive, long duration (12-18 months) toxicity and carcinogenicity studies are done to demonstrate the safety of drug administration for the extended period of time required for effective therapy. Also, a variety of laboratory, animal, and initial human studies may be performed to establish manufacturing methods for the drug, as well as stable, effective dosage forms.

     The results of product development, preclinical studies and clinical studies and other information are submitted to the FDA in an NDA to seek approval for the marketing and interstate commercial shipment of the drug. With the NDA, a company must pay the FDA a user fee of $301,000 (for Fiscal Year
2001). Companies with less than 500 employees and no revenues from products may be eligible for an exception. This exception was granted to Pharmos in connection with the NDA for Lotemax and Alrex, its two ophthalmic products sold to Bausch & Lomb in October 2001, and reduced the fee by 50%, which is payable 12 months after the NDA is filed by the FDA. The FDA may refuse to file or deny an NDA if applicable regulatory requirements, such as compliance with Current Good Clinical Practice (cGCP) requirements, are not satisfied or may require additional clinical testing. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the requirements for approval. If the FDA does ultimately approve the product, it may require, among other things, post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug that may be difficult and expensive to administer, and almost always seeks to require prior approval of promotional materials. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. After a product is filed for a given indication in an NDA, subsequent new indications or dosages for the same product are reviewed by the FDA via the filing and upon receipt of a Supplemental NDA (sNDA) submission as well as payment of a separate user fee. The sNDA is more focused than the NDA and deals primarily with safety and effectiveness data related to the new indication or dosage, and labeling information for the sNDA indication or dosage. Finally, the FDA requires reporting of certain information, e.g., adverse experience reports, that becomes known to a manufacturer of an approved drug.

     Each domestic drug product manufacturing establishment must be registered with, and approved by, the FDA and must pay the FDA a registration fee and annual maintenance fee. In addition, each such establishment must inform the FDA of every drug product it has in commercial distribution and keep such list updated. Establishments handling controlled substances must be licensed and are inspected by the U.S. Drug Enforcement Agency (DEA). Domestic establishments are also subject to inspection by the FDA for compliance with Current

Good Manufacturing Practice (cGMP) regulations after an NDA has been filed and thereafter, at least biennially. The labeling, advertising and promotion of drug products also must be in compliance with pertinent FDA regulatory requirements. Failure to comply with applicable requirements relating to production, distribution or promotion of a drug product can lead to FDA demands that production and shipment cease, and, in some cases, that product be recalled, or to enforcement actions that can include seizures, injunctions and criminal prosecution.

     To develop and market its potential products abroad, Pharmos is also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing, among other things, the design and conduct of human clinical trials, pricing and marketing. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. At present, foreign marketing authorizations are applied for at a national level, although within the European Union (EU) certain registration procedures are available to companies wishing to market a product in more than one EU member country. If a regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, marketing authorization is almost always granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above. Approval by the FDA does not ensure approval by other countries.

     Various aspects of Pharmos' business and operations are also regulated by a number of other governmental agencies including the DEA, U.S. Department of Agriculture, Environmental Protection Agency and Occupational Safety and Health Administration as well as by other federal, state and local authorities. In addition, numerous foreign authorities would regulate any future international sales.

     There continue to be a number of legislative and regulatory proposals aimed at changing the health care system. It is uncertain what, if any, legislative proposals will be adopted or what actions federal or state agencies, or third party payers may take in response to any health care reform proposals or legislation. Although Pharmos cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals may have on its business, the uncertainty surrounding such proposals could have a material adverse effect on Pharmos. Furthermore, Pharmos' ability to commercialize its potential product portfolio may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of Pharmos' potential products.

     Pharmos' ability to commercialize its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. There can be no assurance that adequate third-party coverage will be available to enable Pharmos or any of its future licensees to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Corporate History

     Pharmos Corporation, a Nevada corporation, formerly known as Pharmatec, Inc., was incorporated under the laws of the State of Nevada on December 20, 1982. On October 29, 1992, Pharmos completed a merger with a privately held New York corporation known as Pharmos Corporation, and in 1992 acquired all of the outstanding shares of Xenon Vision, Inc., a privately held Delaware corporation. Prior to the merger, the privately held Pharmos Corporation was a biopharmaceutical company with proprietary drug delivery and formulation technologies, one of which involved an initial application of ophthalmic drugs, and another of which involved research pharmaceuticals with neuroprotective properties being developed for applications such as stroke and head trauma. Prior to the merger, Pharmatec was a publicly-held company primarily engaged in the development and testing of a chemical delivery system that has been shown in animal studies to permit the passage of drugs across the blood-brain barrier. Prior to its acquisition, Xenon was a research-based pharmaceutical company developing several patented products for the ophthalmic field. In 1995, Pharmos acquired Oculon Corporation, a privately-held development stage company with anti-cataract technologies.

Human Resources

     As of January 1, 2002, Pharmos had 70 employees, 11 in the U.S. and 59 in Israel, of whom approximately 29 hold doctorate or medical degrees.

     Pharmos' employees are not covered by a collective bargaining agreement. Pharmos has never experienced employment-related work stoppages and considers its employee relations to be excellent.

Public Funding and Grants

     Pharmos' subsidiary, Pharmos Ltd., has received certain funding from the Chief Scientist of the Israel Ministry of Industry and Trade (the Chief Scientist) for research and development of dexanabinol, SME technology for injection and nutrition as well as for research relating to pilocarpine, dexamethasone and ophthalmic formulations for dry eyes. Pharmos has received $3,788,625 under such agreements through December 31, 2001. Pharmos will be required to pay royalties to the Chief Scientist ranging from 2% to 5% of product sales, if any, as a result of the research activities conducted with such funds. Aggregate royalty payments are limited to the amount of funding received. Additionally, funding by the Chief Scientist places certain legal restrictions on the transfer of know-how and the manufacture of resulting products outside of Israel. See "Conditions in Israel."

     Pharmos has received funding of $925,780 from the Israel-U.S. Binational Industrial Research and Development Foundation (BIRD-F) to develop Lotemax and LE-T. Pharmos was required to pay royalties to BIRD-F on product sales, if any, of 2.5%, through September

1999, then 5% thereafter, as a result of the research activities conducted with such funds. Aggregate royalty payments are limited to 150% of the amount of such funding received, linked to the exchange rate of the U.S. dollar and the New Israeli Shekel. During October 2001, in connection with the sale of Pharmos's rights to the LE ophthalmic business, Pharmos paid BIRD-F royalties of approximately $1.0 for Lotemax which concluded Pharmos' obligation to pay royalties for Lotemax.

     In April 1997, Pharmos signed an agreement with the Magnet consortium, operated by the Office of the Chief Scientist, for developing generic technologies and for the design and development of drug and diagnostic kits. Under such agreement, Pharmos is entitled to a non-refundable grant amounting to approximately 60% of the actual research and development and equipment expenditures on approved projects. No royalty obligations are required within the framework. As of December 31, 2001, Pharmos has received grants totaling $1,734,037 pursuant to this agreement.

Conditions in Israel

     Pharmos conducts significant operations in Israel through its subsidiary, Pharmos Ltd., and therefore is affected by the political, economic and military conditions to which that country is subject.

     Pharmos Ltd. has received certain funding from the Chief Scientist with respect to dexanabinol and with respect to its SME Technology. The proclaimed purpose of the legislation under which such funding was provided is to develop local industry, improve the state balance of trade and to create new jobs in Israel. Such funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although it is Pharmos' belief that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, there can be no assurance that such consent, if requested, would be granted upon terms satisfactory to Pharmos or granted at all.

Properties

     Pharmos is headquartered in Iselin, New Jersey where it leases its executive offices and maintains clinical, regulatory and business development staff. Pharmos also leases facilities used in the operation of its research, development, pilot manufacturing and administrative activities in Rehovot, Israel. These facilities have been improved to meet the special requirements necessary for the operation of Pharmos' research and development activities. In the opinion of the management these facilities are sufficient to meet the current and anticipated future requirements of Pharmos. In addition, management believes that it has sufficient ability to renew its present leases related to these facilities or obtain suitable replacement facilities.

Legal Proceedings

         None.

                       RATIO OF EARNINGS TO FIXED CHARGES

     We have incurred losses from operations since our inception, and our ratio of earnings to fixed charges has consequently remained less than one during the periods shown below. For purposes of calculating this ratio:

o earnings consist of income before income taxes and extraordinary items plus fixed charges (but only to the extent that fixed charges were deducted in calculating income); and

o fixed charges consist of interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and our estimate of the interest portion of rental expense.

     The following table shows the dollar amount of the shortfall of our earnings as compared to our fixed charges for each of the indicated periods.

                                                                         Nine Months Ended
                    Year Ended December 31,                                September 30,
                    -----------------------                              -----------------
   1996         1997          1998         1999          2000            2000         2001
   ----         ----          ----         ----          ----            ----         ----
$8,439,016   $10,267,608   $5,704,564   $4,807,609   $10,454,036      $4,798,146   $8,478,947

                            DESCRIPTION OF SECURITIES

     We have provided below certain general information concerning the securities that we may offer from time to time. Each time that we offer any of these securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered.

     For the complete terms of our common stock and preferred stock, please refer to our charter and by-laws, which are incorporated by reference into the registration statement which includes this prospectus. The Nevada General Corporation Law may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock and preferred stock that we may offer, we will describe the particular terms of any common stock or series of preferred stock in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any common stock or series of preferred stock we offer under that prospectus supplement may differ from the terms we describe below.

Common Stock

     Our common stock is fully described in the Registration Statement on Form 8-A dated January 30, 1984 of Pharmos' predecessor, Pharmatec, Inc., and the description has been incorporated in this prospectus by reference.

     Pharmos' Restated Articles of Incorporation currently authorize the issuance of up to 80,000,000 shares of Common Stock. As of January 31, 2002, there were 56,573,792 shares outstanding.

     VOTING. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on Pharmos' books. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock (if any), persons who hold more than 50% of the outstanding common stock entitled to elect members of our board of directors can elect all of the directors who are up for election in a particular year.

     DIVIDENDS. If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

     LIQUIDATION AND DISSOLUTION. If Pharmos is liquidated or dissolved, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

     OTHER RIGHTS AND RESTRICTIONS. Holders of Pharmos common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of any outstanding series of preferred stock. Our charter and by-laws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

     LISTING. Pharmos' common stock is listed on the Nasdaq SmallCap Market and on Nasdaq Europe.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for Pharmos' common stock is American Stock Transfer and Trust Company, New York, New York.

Preferred Stock

     Pharmos' Restated Articles of Incorporation currently authorize the issuance of up to 1,250,000 shares of preferred stock. Of the authorized preferred stock, no shares, designated as Series A, Series B or Series C Preferred Stock, are currently outstanding. There are an additional 3,000 shares designated as Series C Preferred Stock which may be issued at the discretion of Pharmos. Pharmos, however, has no intention of issuing such shares.

     The Board of Directors may, without the necessity of further action or authorization by the stockholders, authorize the issuance of Preferred Stock from time to time in one or more series and to fix the relative rights, preferences and limitations of each such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Pharmos. Pharmos has no present plan to issue any additional shares of Preferred Stock.

     If Pharmos offers a new series of preferred stock by means of this prospectus, we will fix the rights, preferences, privileges and restrictions of that series in a certificate of designation. Before we issue any shares of such new series of preferred stock, we will incorporate by reference as an exhibit to the registration statement which includes this prospectus the form of the certificate of designation, which will describe the terms of the series of preferred stock. This description will include:

     o    the title and stated value;

     o    the number of shares we are offering;

     o    the liquidation preference per share;

     o    the purchase price;

     o the dividend rate, period and payment date, and method of calculation for dividends;

     o whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

     o    the procedures for any auction and remarketing, if any;

     o    the provisions for a sinking fund, if any;

     o the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

     o any listing of the preferred stock on any securities exchange or market;

     o whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

     o whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

     o    voting rights, if any, of the preferred stock;

     o    preemption rights, if any;

     o    restrictions on transfer, sale or other assignment, if any;

     o whether interests in the preferred stock will be represented by depositary shares;

     o a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

     o the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

     o any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

     o any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

     VOTING RIGHTS. The General Corporation Law of Nevada provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

     OTHER. The preferred stock could have other rights, including economic rights senior to our common stock, so that the issuance of the preferred stock could adversely affect the market value of our common stock. The issuance of the preferred stock may also have the effect of delaying, deferring or preventing a change in control of us without any action by the stockholders.

Debt Securities

     We may offer senior notes or subordinated notes in one or more series. We have not yet fixed the specific terms of any series of notes. Prior to offering any series of notes, we will fix the terms of such series, including:

     o    the title;

     o    any limit on the amount that may be issued;

     o    the maturity date(s);

     o the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

     o    the place(s) where payments shall be payable;

     o our right, if any, to defer payment of interest and the maximum length of any such deferral period;

     o the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

     o the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, such series of notes and other related terms and provisions; and

     o    the denominations in which such series of notes will be issued.

     Any senior notes or subordinated notes we offer will be unsecured general obligations of our company. The senior notes will rank equally with all our other unsecured senior and unsubordinated debt. The subordinated notes will have a junior position to certain of our other indebtedness. The applicable prospectus supplement relating to each series of subordinated notes will describe the extent to which such notes will have such a junior position.

Warrants

     We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement. This summary of some provisions of the warrants is not complete. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of the warrants. The warrant agreements will be filed with the SEC in connection with the offering of the specific warrants.

     The particular terms of any issue of warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

o the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

o the number of shares of common stock purchasable upon the exercise of warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

o the date on which the right to exercise the warrants will commence and the date on which the right will expire;

o    United States Federal income tax consequences applicable to the warrants;
     and

o    any other terms of the warrants.

     Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

Outstanding Securities--Convertible Debentures

     In September 2000, Pharmos completed a private placement of Convertible Debentures, common stock and warrants to purchase shares of common stock with institutional investors, generating gross proceeds of $11 million. The Convertible Debentures, which generated gross proceeds of $8 million, were originally due in February 2002 and carry a 6% interest payable semiannually in cash or common stock. The Convertible Debentures were originally convertible into common shares of Pharmos at the conversion price of $3.83 per share (or 2,088,775 common shares) and are convertible beginning October 31, 2000. Under certain anti-dilution conditions, the conversion price may change, including, among other limited possibilities, by means of a "full ratchet" reduction. Until converted into common stock or repaid, the terms of the Convertible Debentures require us to deposit $4 million in an escrow account. Effective January 31, 2002, $2.5 million (plus accrued interest) of the escrowed proceeds were released to Pharmos as a result of conversion of a portion of the Convertible Debentures. The Purchase Agreement governing the issuance of the Convertible Debentures generally limits our ability to issue any debt security senior to the Convertible Debentures or to create a lien on any of our assets. As a result, we will not be issuing such senior securities under the registration statement of which this prospectus forms a part prior to the repayment or conversion of the Convertible Debentures, unless the holders consent to such issuance.

     In December 2001, the holders of $6 million original principal amount (not including accrued interest) of the convertible debentures agreed to extend the maturity date from February 28, 2002 to June 30, 2003. In consideration for this extension, we lowered the $3.83 conversion price to $2.15 on one-half of their extended debentures and to $2.63 for the balance. In January 2002, the holders of $2,575,000 principal amount (including accrued interest) of the $2.15 extended debenture elected to convert such debenture to common stock. The $2,175,165 principal amount of Convertible Debenture held by an investor that elected not to extend the term of its Convertible Debenture became due and payable on January 31, 2002 and was paid in full by Pharmos.

Outstanding Securities--Options and Warrants

     As of December 31, 2001, Pharmos had outstanding incentive stock options to purchase an aggregate of 1,960,838 shares of Pharmos common stock at an average exercise price of $2.16 per share, non-qualified stock options to purchase an aggregate of 467,192 shares at an average exercise price of $2.58 per share issued to employees, directors and consultants pursuant to stock option plans and individual agreements with management and directors of Pharmos, and warrants to purchase 2,297,277 shares at an average price of $2.99 per share. The following table summarizes all outstanding warrants which are exercisable for shares of common stock.

Issue Date        Expiration Date        No. Warrants        Exercise Price
----------        ---------------        ------------        --------------
  Apr-95              Apr-05                341,600              $2.75
  Apr-95              Apr-05                 10,000              $0.78
  Feb-97              Feb-07                 45,000              $1.59
  Feb-97              Feb-07                404,000              $1.59
  Mar-97              Mar-08                171,052              $1.38
  Mar-97              Mar-07                 10,000              $1.66
  Jan-98              Oct-05                  7,000              $2.22
  Feb-98              Jan-03                531,081              $2.51
  Feb-98              Jan-03                157,185              $2.18
  Nov-99              Nov-04                  4,000              $1.19
  Dec-99              Dec-04                  4,000              $1.19
  Jan-00              Jan-05                  4,000              $1.19
  Feb-00              Feb-05                  4,000              $1.19
  Mar-00              Mar-05                  4,000              $1.19
  Apr-00              Apr-05                  4,000              $1.19
  May-00              May-05                  4,000              $1.19
  Jun-00              Jun-05                  4,000              $1.19
  Jun-00              Jun-03                 12,574              $5.00
  Jul-00              Jul-05                  4,000              $1.19
  Aug-00              Aug-05                  4,000              $1.19
  Sep-00              Sep-05                 95,843              $4.56
  Sep-00              Sep-05                 92,086              $4.34
  Sep-00              Sep-05                379,856              $6.08

Nevada Anti-Takeover Laws

     Pharmos is subject to the provisions of Sections 78.411 through 78.444 of the Nevada Law, an anti-takeover statute (the "Business Combination Statute"). In general, the Business Combination Statute prohibits a publicly-held Nevada corporation from engaging in a "combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless such combination is approved in a prescribed manner or satisfies certain fair value requirements. For the purposes of the Business Combination Statute, "combination" includes a merger, an asset sale, the issuance or transfer by the corporation of its shares in one transaction or a series of transactions, having an aggregate fair market value equal to five percent or more of the aggregate market value of the corporation's outstanding shares, to the interested stockholder or to an associate of the interested stockholder, and certain other types of transactions resulting in a financial benefit the interested stockholder. An "interested stockholder" is a person who is the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock or an affiliate or associate of the corporation that at any time within the three years immediately preceding the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock.

     By an amendment to its By-laws, Pharmos has exempted itself from the provisions of Sections 78.378 through 78.3793 of the Nevada Law, a "control share" statute which otherwise prohibits an acquiring person, under certain circumstances, from voting certain shares of a target corporation's stock after such acquiring person's percentage of ownership of such corporation's stock crosses certain thresholds, unless the target corporation's disinterested stockholders approve the granting of voting rights to such shares.

Certain Effects of Authorized but Unissued Stock

     Pharmos has shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

     The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered hereby (1) directly to purchasers,
(2) through agents, (3) through dealers or (4) through underwriters, possibly including Ladenburg Thalmann. We and our agents and underwriters may sell the securities being offered hereby from time to time in one or more transactions:

     o    at a fixed price or prices, which may be changed;

     o    at market prices prevailing at the time of sale;

     o    at prices related to such prevailing market prices; or

     o    at negotiated prices.

     Each time that we offer securities, we will disclose in the related prospectus supplement the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

     If underwriters are used in the sale, the underwriters will acquire the securities for their own account and they may resell the securities, from time to time, in one or more transactions. Underwriters may receive compensation from us in the form of discounts or commissions, and to the extent they act as agents, they may also receive commissions from the purchasers of securities. Underwriters also may sell securities to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters, and to the extent they act as agents, commissions from the purchasers of securities.

     We may enter into agreements with underwriters and agents which require us to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters or agents may be required to make in respect of these liabilities.

     Underwriters and agents may engage in transactions with us or perform services for us in the ordinary course of business.

     Each series of securities will be a new issue of securities and will have no established trading market, with the exception of our common stock which is listed on the Nasdaq SmallCap Market. We will list any common stock that we sell on the Nasdaq SmallCap Market. If we sell securities through underwriters, the underwriters may make a market in such securities. However, they will not be obligated to do so and may discontinue any market making at any time without notice. If we offer securities other than common stock, we may elect to list such securities on a securities exchange, but we are not obligated to do so.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

                     COMMISSION'S POLICY ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Article 12 of Pharmos' Restated Articles of Incorporation directs Pharmos to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law, including the federal securities law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes Pharmos to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of Pharmos if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Pharmos may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which Pharmos could not indemnify such person.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of Pharmos, or to underwriters (or controlling persons thereof) of which an officer, partner, or controlling person thereof is one of the foregoing pursuant to the foregoing provisions or otherwise, Pharmos has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Pharmos of expenses incurred or paid by any such persons, in the successful defense of any action, suit or proceeding) is asserted by any such persons in connection with the securities being registered, Pharmos will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

     Legal matters in connection with the securities being offered hereby will be passed upon for Pharmos by Ehrenreich Eilenberg & Krause LLP, 11 East 44th Street, 17th Floor, New York, NY 10017.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Pharmos Corporation for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               PHARMOS CORPORATION

About This Prospectus.......................................................   3
Available Information.......................................................   3
Incorporation of Certain Documents by Reference.............................   4
Special Note Regarding Forward-Looking Information..........................   4
The Company.................................................................   5
Risk Factors................................................................   6
Use of Proceeds.............................................................  11
Business....................................................................  11
Ratio of Earnings to Fixed Charges..........................................  27
Description of Securities...................................................  28
Plan of Distribution........................................................  35
Commission's Policy on Indemnification For Securities Act Liabilities.......  37
Legal Matters...............................................................  37
Experts.....................................................................  37

                                February 1, 2002

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement (all of which will be borne by Pharmos).

Securities and Exchange Commission Fee                                    $2,300
Printing and Engraving Expenses*                                           1,000
Accountants' Fees and Expenses*                                            7,500
Legal Fees and Expenses*                                                  17,700
Blue Sky Filing Fees*                                                      3,000
Miscellaneous*                                                             3,500
                                                                         -------
TOTAL*                                                                   $35,000

*estimated

Item 15.  Indemnification of Directors and Officers.

     Article 12 of the Registrant's Restated Articles of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law.
Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the Registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

     The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 16.  Exhibits.

3(a) Restated Articles of Incorporation (Incorporated by reference to Appendix E to the Joint Proxy Statement/Prospectus included in the Form S-4 Registration Statement of the Company dated September 28, 1992 (No. 33-52398)

3(b) Certificate of Amendment of Restated Articles of Incorporation dated January 30, 1995 (Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1994).

3(c) Certificate of Amendment of Restated Articles of Incorporation dated January 16, 1998 (Incorporated by reference to the Company's Current Report on Form 8-K, dated February 6, 1998).

3(d) Certificate of Amendment of Restated Articles of Incorporation dated October 21, 1999 (Incorporated by reference to Form S-3 Registration Statement of the Company dated September 28, 2000 (No. 333-46818).

3(e) Amended and Restated By-Laws (Incorporated by reference to Form S-3 Registration Statement of the Company dated September 28, 2000 (No. 333-46818).

**5       Opinion re: legality

**12      Statement re: computation of ratios

23(a) Consent of Ehrenreich Eilenberg & Krause LLP (included in the Opinion filed as Exhibit 5)

**23(b)   Consent of PricewaterhouseCoopers LLP

     ** Filed herewith.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes;


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that Paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin and State of New Jersey on the 1st day of February, 2002.

                                   PHARMOS CORPORATION

                                   By:/s/         Haim Aviv
                                      ---------------------------------
                                      Haim Aviv, Ph.D., Chairman, Chief
                                      Scientist, Chief Executive Officer
                                      and Director (Principal Executive
                                      Officer)

Each person whose signature appears below hereby authorizes Haim Aviv, Gad Riesenfeld and Robert W. Cook and each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of Haim Aviv, Gad Riesenfeld and Robert W. Cook, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed below by the following persons in the capacities and on the dates indicated:

Signature                                   Title                                   Date
---------                                   -----                                   ----
/s/ Robert W. Cook                          Chief Financial Officer                 February 1, 2002
--------------------------                  (Principal Financial
Robert W. Cook                              and Accounting Officer)

/s/ Elkan R. Gamzu                          Director                                February 1, 2002
--------------------------
Elkan R. Gamzu, Ph.D.

/s/ David Schlachet                         Director                                February 1, 2002
--------------------------
David Schlachet

/s/ Georges Anthony Marcel                  Director                                February 1, 2002
--------------------------
Georges Anthony Marcel, M.D., Ph.D.

                                            Director
--------------------------
Mony Ben Dor

                                            Director
--------------------------
Samuel D. Waksal, Ph.D.